UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

START SCIENTIFIC, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

(CUSIP Number)
March 1, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

☒ Rule 13d-1(c)

□ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person’s initial filling on this form with respect to the class of securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

85571H102

CUSIP No.

1	NAMES OF REPORTING PERSONS Scott Bouslog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,200,000 shares of common stock
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 1,200,000 shares of common stock
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 shares of common stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM	1.

(a)	NAME OF ISSUER:

Start Scientific, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6 Champion Trail

San Antonio, TX 78258

ITEM	2.

(a)	NAME OF PERSON FILING:

Scott Bouslog

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

602 Rio Cordillera

Boerne, TX 78006

(c)	CITIZENSHIP:

United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Common

(e)	CUSIP NUMBER:

N/A

ITEM	3. STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

(a)	☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	□ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM	4. OWNERSHIP

(a)	Amount Beneficially Owned: 1,200,000 shares of common stock

(b)	Percent of Class: 63%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:

1,200,000 shares of common stock

(ii)	shared power to vote or direct the vote:

1,200,000 shares of common stock

(iii)	sole power to dispose or to direct the disposition of:

1,200,000 shares of common stock

(iv)	shared power to dispose or to direct the disposition of:

1,200,000 shares of common stock

ITEM	5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM	6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM	7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM	8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM	9. NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM	10. CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2012 By: ______/s/ Scott Bouslog_________________

Name: Scott Bouslog, individually